Jaime L. Chase	By EDGAR and courier
+1 202 728 7096
jchase@cooley.com

January 24, 2018

Amanda Ravitz

Tim Buchmiller

Office of Electronics and Machinery

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.
Mail Stop 3030

Washington, D.C.  20549

Re:                             Entasis Therapeutics Limited
Draft Registration Statement on Form S-1
Submitted December 8, 2017
CIK No. 0001724344

Dear Ms. Ravitz and Mr. Buchmiller:

On behalf of Entasis Therapeutics Limited (“Entasis” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 4, 2018 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on December 8, 2017. Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1 (“DRS Amendment No. 1”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 1. For the Staff’s reference, we have included two copies of DRS Amendment No. 1 marked to show all changes from the Confidential Draft Registration Statement submitted on December 8, 2017.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 1.

Overview, page 1

1.                                      We note the market data disclosed in your submission. Please revise to clarify how such data relates to the actual market that may be addressed by each of your products for the regulatory indications you intend to pursue.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 95 and 107 of the DRS Amendment No. 1. The general market data has been included to establish the overall significance of the global issue of antibiotic resistance and includes projections from reputable research organizations. The Company has provided information about the anticipated market opportunity specifically for ETX2514, ETX0282 and zoliflodacin on pages 102, 108 and

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January 24, 2018

Page Two

113, respectively. The Company has not yet defined a development plan or market projection for its NBP program.

Implications of the Being an Emerging Growth Company, page 8

2.                                      Supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

In response to the Staff’s comment, the Company advises the Staff that it has commenced “testing the waters” meetings with potential investors. Accordingly, the Company is supplementally providing to the Staff a copy of the presentation that the Company has used in these meetings with qualified institutional buyers or institutional accredited investors. The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff’s comment.

Use of Proceeds, page 67

3.                                      If material, indicate your estimated use of net proceeds for development of your zoliflodacin candidate.

In response to the Staff’s comment, the Company advises the Staff that it currently anticipates that through 2021 it will spend approximately $50,000 per year for the development of zoliflodacin, and that such amounts could be funded through its current cash and cash equivalents. Accordingly, due to immateriality of the projected spending, the Company has excluded zoliflodacin from its estimated use of proceeds.

Corporate Reorganization, page 70

4.                                      The first sentence of the first paragraph states that Entasis Therapeutics Limited will be the issuer in this offering. Later in that paragraph, you indicate that Entasis Therapeutics plc will issue ordinary shares in this offering. Please revise to clarify who will be the issuer of ordinary shares in this offering.

In response to the Staff’s comment, the Company has revised its disclosure on page 71 of DRS Amendment No. 1.

5.                                      Revise to describe briefly the purpose of the transactions referenced in this section.

In response to the Staff’s comment, the Company has revised its disclosure on page 71 of DRS Amendment No. 1.

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January 24, 2018

Page Three

Dilution, page 73

6.                                      Disclose how the numbers and percentages in the table on page 74 would change, assuming the exercise of all outstanding options.

In response to the Staff’s comment, the Company has revised its disclosure on pages 76 and 77 of DRS Amendment No. 1.

Funding Arrangements, page 78

7.                                      Please revise to clarify what are “qualified research expenditures” under the disclosed arrangements. Include in your revisions any material conditions you must satisfy in order to receive funds under those arrangements. We note, for example, the “pre-specified milestones” referenced on pages 67 and 114.

In response to the Staff’s comment, the Company has revised its disclosure on pages 68, 80 and 117 of DRS Amendment No. 1.

Business, page 90

8.                                      Indicate how your products target “clinically validated mechanisms” in order to address antibiotic resistance. Clarify the nature of such clinical validation including the nature of the parties that validated the mechanisms and the basis for your belief that those mechanisms were validated.

In response to the Staff’s comment, the Company has added disclosure on page 96 of DRS Amendment No. 1 to make clear that it uses the term “clinically validated mechanisms” to indicate that prior drugs have been developed to target the same mechanisms of antibiotic resistance, and that such drugs have demonstrated sufficient clinical efficacy and safety data to be approved by a regulatory agency such as the U.S. Food and Drug Administration (“FDA”) and are well established and widely used in the clinical setting. The mechanism of action of the Company’s product candidates ETX2514 and ETX0282 is the inhibition of β-lactamases. Avibactam and clavulanic acid are likewise inhibitors of β-lactamases in the FDA-approved products AvyCaz and Augmentin, respectively. Similarly, the mechanism of action of the Company’s product candidate zoliflodacin inhibits the bacterial gyrase, and several bacterial gyrase inhibitors have been approved by the FDA, including ciprofloxacin and levofloxacin. Further, the Company does not use the term “clinically validated mechanisms” to suggest that its product candidates themselves have been clinically validated or have a less risky pathway to regulatory approval than other product candidates at a similar stage of development. Rather, the term is used to make clear that the mechanisms of action targeted by the Company’s product candidates are the same mechanisms of action targeted by other antibiotic products that have received regulatory approval and are widely used clinically. The Company also respectfully submits that this term is often used by biotechnology and pharmaceutical companies and, as a result, it believes the term is well understood by investors.

9.                                      We note from your disclosure that some of your products appear to be genus or species specific. Disclose if pathogen identification and resistance profiling could be required before your product candidates, if approved, would be used and if the costs and timing associated with such tests, if any, would be a competitive disadvantage for your products as compared to the use of existing broad-spectrum antibiotics. Include risk factor disclosure as appropriate.

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January 24, 2018

Page Four

In response to the Staff’s comment, the Company advises the Staff that pathogen identification and resistance profiling is typically conducted as standard practice in connection with the use of hospital-based broad-spectrum antibiotics that are not administered as empiric therapies for front-line treatment, and the Company expects that such profiling would be similarly conducted prior to the utilization of its hospital-based product candidates, ETX2514, ETX0282 and non-β-lactam inhibitors of the penicillin-binding proteins, or NBPs. Pathogen identification and resistance profiling are common tests that have been employed for decades and are standard practice in hospital microbiology laboratories, as they provide a guide for the appropriate use of antibiotics. The Company does not believe that this profiling would present any competitive disadvantage compared to existing or newly developed broad-spectrum antibiotics that would compete with the Company’s product candidates because they would generally all require the same testing prior to being prescribed by a clinician. Additionally, the Company believes that such testing would not result in a competitive disadvantage against existing broad-spectrum antibiotics given these antibiotics are, for the most part, already failing to adequately treat the Company’s target patient populations.

Zoliflodacin for the treatment of uncomplicated gonorrhea, page 93

10.                               We note your disclosure in the last sentence of the first paragraph of this section. Clarify, if known, the resistance rates for current treatments. Please also clarify what you mean by “uncomplicated gonorrhea.”

In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 95 and 112 of DRS Amendment No. 1.

Our Scientific Platform, page 94

11.                               Include additional disclosure so that investors can better understand the nature of your platform. Indicate whether the platform is protected by any intellectual property rights and whether AstraZeneca retained any rights to the platform, future improvements to the platform or product candidates developed with the platform. Clarify how the platform gives you a competitive advantage, if any.

In response to the Staff’s comment, the Company has revised its disclosure on page 96 of DRS Amendment No. 1.

Business Transfer and Subscription Agreement with AstraZeneca, page 114

12.                               Please disclose the cumulative net sales milestones referenced here and the amount of the royalties applicable to worldwide sales of zoliflodacin. Also clarify whether worldwide sales of zoliflodacin applies only to sales by you in the “major markets” referenced on page 115 or whether it also includes the low-income and middle-income countries where DNDi may commercialize the product.

The Company respectfully acknowledges the Staff’s comment with respect to the disclosure of the cumulative net sales milestones and the amount of royalties applicable to worldwide sales of zoliflodacin under the Business Transfer and Subscription Agreement with AstraZeneca (the “AZ Agreement”). The terms of the AZ Agreement, including milestone and royalty descriptions, are

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January 24, 2018

Page Five

subject to a request for confidential treatment submitted to the Commission concurrently with the submission of DRS Amendment No. 1. Pursuant to that request, portions of the AZ Agreement have been omitted and were filed separately with the Commission. In light of the confidential treatment request, the Company has summarized certain key milestones in the AZ Agreement in the DRS Amendment No. 1 in generalized form.

The Company has revised its disclosure on page 117 of DRS Amendment No. 1 to clarify that the calculation of sales of zoliflodacin in determining royalty payment amounts under the AZ Agreement excludes net sales by DNDi in its specified territories.

Collaboration Agreement with DNDi, page 115

13.                               Please clarify how ownership of intellectual property will be determined under this agreement. Considering your disclosure that DNDi is funding clinical trials, it is unclear how you may develop intellectual property under the collaboration agreement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 118 and 121 of DRS Amendment No. 1.

Signatures

14.                               Please include the signature of the registrant’s authorized representative in the United States.

In response to the Staff’s comment, the Company has included the signature page of the registrant’s authorized representative in the United States in DRS Amendment No. 1.

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Please contact me at (202) 728-7096 or Brent Siler at (202) 728-7040 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Jaime L. Chase

Jaime L. Chase

cc:                                Manoussos Perros, Entasis Therapeutics Limited

Michael Gutch, Entasis Therapeutics Limited

Christian Plaza, Cooley LLP

Brent Siler, Cooley LLP

Lisa Firenze, Wilmer Cutler Pickering Hale and Dorr LLP

Steven D. Singer, Wilmer Cutler Pickering Hale and Dorr LLP
Scott Lunin, Wilmer Cutler Pickering Hale and Dorr LLP

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